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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                      Commission File Number ___________________

                           NOTIFICATION OF LATE FILING

      (Check One):   Form 10-K     [X] Form 11-K     Form 20-F     Form 10-Q
                     Form N-SAR

                       For Period Ended: DECEMBER 31, 1999
                                         -----------------

   Transition Report on Form 10-K             Transition Report on Form 10-Q
   Transition Report on Form 20-F             Transition Report on Form N-SAR
   Transition Report on Form 11-K

                      For the Transition Period Ended: N/A

         Read Instruction Sheet before preparing Form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                        ---

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: AREA BANCSHARES CORPORATION
                         ---------------------------

Former Name if Applicable: None
                           ----

Address of Principal Executive Office (Street and Number): 230 FREDERICA STREET
                                                           --------------------

City, State and Zip Code: OWENSBORO, KENTUCKY 42301
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PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]   (b)    The subject annual report, semi-annual report, transition
                      report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and

         [X]   (c)    The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant's Form 11-K for the year ended December 31, 1999 cannot be timely filed as a result of the information needed to properly complete the required financial statements has just been completed and thus, the auditors have been unable to complete their audit and report on the financial statements.






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PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Gary R. White, VP-Controller            270                 688-7824
           (Name, Title)                (Area Code)        (Telephone number)

             (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         [X]  Yes        No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              Yes    [X] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           AREA BANCSHARES CORPORATION
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: JUNE 29, 2000                          By: /s/ EDWARD J. VEGA
      -------------                              ------------------
                                                 Senior Vice President
                                                 Chief Financial Officer







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Area Bancshares Corporation
230 Frederica Street
Owensboro, Kentucky 42303


June 29, 2000


Gentlemen:

Pursuant to Rule 12-b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have bee furnished a copy of Form 12b-25 to be filed by Area Bancshares Corporation on or about June 29, 2000, which contains notification of the registrant's inability to file its Form 11-K by June 28, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1999, to be included in Form 11-K.




                                         Very truly yours,


                                         /s/ KPMG LLP








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